NO ACT

PC
2-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040690

Received SEC

FEB 22 2008

Washington, DC 20549

February 22, 2008

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/22/2008

Re: JPMorgan Chase & Co.

Dear Ms. Goodman:

This is in regard to your letter dated February 22, 2008 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Sisters of St. Francis of Philadelphia, The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas, the Sisters of Charity of Saint Elizabeth, the Dominican Sisters of Oxford, MI and the Maryknoll Sisters of St. Dominic, Inc. for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 11, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

cc: Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 11, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of Missionary Oblates of Mary Immaculate*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Missionary Oblates of Mary Immaculate (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company "disclose on its website . . . quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure" regarding "Structured Investment Vehicles," "Structured securities" and "Conduits." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal addresses matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, "[t]he term [ordinary business] refers to matters that are not necessarily ordinary in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission has stated that a shareholder proposal requesting the dissemination of information may be excludable under Rule 14a-8(i)(7) if the substance of the information sought is within the ordinary business of the company. *See* Exchange Act Release No. 20091

(Aug. 16, 1983). Thus, in *Johnson Controls, Inc.* (avail. Oct. 26, 1999), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal seeking additional financial information. *See also Crescent Real Estate Equities Co.* (avail. Apr. 28, 2004) (concurring with the exclusion of a shareholder proposal requesting a comprehensive policy regarding related party transactions that requires annual disclosure of information relating to transactions between the company and any executive officer or director because the proposal involved "reporting on transactions related to [the company's] ordinary business operations"); *Conseco, Inc.* (avail. Apr. 18, 2000); *Westinghouse Electric Corp.* (avail. Jan. 27, 1993); *Santa Fe Southern Pacific Corp.* (avail. Jan. 30, 1986) (shareholder proposal requesting the disclosure of "current cost basis financial statements" for the company and its principal subsidiaries was excludable as relating to ordinary business operations, namely "the determination to make financial disclosure not required by law"). Similar to the request for disclosure of specific financial and other information in precedent cited above, the Proposal requests detailed disclosure of certain financial policies, namely the Company's credit risk management policies used to assess certain potential liabilities and the dollar amount of liabilities for three categories of financial products. Thus, the subject matter of the Proposal relates to the company's ordinary business operations. In this regard, the Staff has recognized that shareholder proposals like the Proposal, which set forth "the specific method of preparation and the specific information to be included in a highly detailed report," relate to ordinary business operations. *See, e.g., General Motors Corp.* (avail. Apr. 7, 2006).

Moreover, the Proposal seeks detailed disclosure of credit risk evaluations and exposure decisions made by the Company in the ordinary course of its business operations. It is well established that shareholder proposals addressing assessments of risk arising out of a company's business operations are excludable. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Although SLB 14C addresses shareholder proposals that seek reports on risk assessments relating to the environment or the public's health, it also appears to reflect the Staff's position generally on shareholder proposals seeking an assessment of risks arising from a company's operations. For example, in *ACE Ltd.* (avail. Mar. 19, 2007), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board provide a report on the company's strategy and actions related to climate change because the proposal related to "an evaluation of risk." Moreover, in *J.P.Morgan Chase & Co.* (avail. Feb. 28, 2001), a request that the company's board of directors provide a discussion of the risks of inflation and deflation on the company's performance was permitted to be excluded under Rule 14a-8(i)(7) as involving an "evaluation of risk." Similar to the proposals in *ACE Ltd.* and *J.P.Morgan Chase & Co.*, the Proposal asks the Company to report on "quarterly collateral and other credit risk management policies" with respect to certain risks it faces, namely "off balance sheet exposure" (another term for liability risk) in specified areas. *See also Union Pacific Corp.* (avail. Feb. 21, 2007) (proposal asking for a report on the company's efforts to safeguard operation and minimize financial risk from a terrorist attack or other homeland security incident was excludable as relating to an "evaluation of risk"); *The Mead Corp.* (avail. Jan. 31, 2001) (proposal requesting a report was excludable under Rule 14a-8(i)(7) because it concerned the company's "liability methodology and evaluation of risk").

Shareholder proposals need not explicitly request an "evaluation of risk" to be excludable on this basis under Rule 14a-8(i)(7). For example, in *Pulte Homes, Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 10, 2007) (proposal demanding a "financial analysis . . . of the impact" of a carbon dioxide emissions tax was excludable as calling for an evaluation of risk); *Hewlett-Packard Co.* (avail. Dec. 12, 2006) (proposal requesting a report on the development and "costs and benefits" of a greenhouse gas policy was excludable under Rule 14a-8(i)(7)); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (*emphasis added*).

In the instant case, the Proposal seeks disclosure of the Company's "collateral and other credit risk management policies for its off balance sheet exposure." In this regard, the Proposal is asking the Company to provide the methodology it uses to assess such liabilities. Additionally, the Proposal seeks particular detail concerning the Company's "exposure" to structured investment vehicles, structured securities and conduits. The Company is one of the world's leading investment banks with clients that include corporations, financial institutions, governments and institutional investors. The Company offers its clients a full range of investment banking products and services in all major capital markets. With the expansive scope and complexity of the Company's business come a variety of risks that management must constantly evaluate and address. As stated on page 61 of the Company's 2006 Annual Report, "[r]isk is an inherent part of [the Company's] business activities. . . . [The Company's] ability to properly identify, measure, monitor and report risk is critical to both its soundness and profitability." *See* 2006 Annual Report, 61, *available at* http://investor.shareholder.com/jpmorganchase/annual.cfm. For the Company, risk management is truly a matter of day-to-day business.

Moreover, the Proponent's cover letter to the Company, which accompanied the Proposal, further illustrates why the Proposal's emphasis is on the evaluation of risk. As noted in the cover letter, the Proposal was submitted, in part, because the Proponent is "profoundly distressed by the failure of the company to *correctly evaluate* the risks and credit-worthiness of some of the new and innovative instruments that have been introduced" (*emphasis added*). It is precisely this sort of shareholder interjection in companies' day-to-day operations and business risk decisions that Rule 14a-8(i)(7) is intended to prevent. As stated in the 1998 Release, the "ordinary business" exclusion, consonant with most state corporate laws, is intended "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* 1998 Release.

Thus, as the Proposal seeks additional disclosures related to ordinary business matters and relates to the Company's risk management policies and exposure decisions, it clearly falls within the "ordinary business" exclusion of Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

Exchange Act Release No. 20091, at Section II.E.6. (Aug. 16, 1983) (the "1983 Release").

The 1998 Release, implementing the current Rule 14a-8(i)(10), reaffirmed this position. *See* 1998 Release at n.30 and accompanying text. Consequently, as noted in the 1983 Release, to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

Applying this standard, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail Mar. 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review). In the *Texaco* letter, the proponents argued that Texaco had fallen far short of implementing the specific set of environmental guidelines advocated by the proponents, because the proponent asserted that Texaco had not satisfied the inspection, public disclosure or substantive commitments that the proposal specifically sought. Instead of evaluating whether Texaco had adopted the specific set of environmental guidelines advocated in the proposal, as asserted in the proponent's response, the Staff evaluated the policies, practices and procedures adopted by Texaco with those advocated by the proposal, and determined that the proposal had been substantially implemented because Texaco's policies, practices and procedures "compared favorably" with the guidelines of the proposal.

Thus, in the context of proposals that request reports, the Staff has concurred that a proposal is substantially implemented when the company has issued a report that addresses the essential objectives of the proposal. *See, e.g., Exxon Mobil Corp. (Sisters of St. Dominic of Caldwell, New Jersey)* (avail. Mar. 18, 2004) and *Xcel Energy Inc.* (avail. Feb. 17, 2004) (each concurring that the company had substantially implemented a shareholder proposal requesting the company to report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions).

B. The Company Has Substantially Implemented the Proposal.

The essential objective of the Proposal is the disclosure of information concerning the Company's off-balance sheet exposures and its management of risk. Pursuant to Item 303 of Regulation S-K (Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")) and Item 503(c) of Regulation S-K (Risk Factors), the Company already discloses on Forms 10-K and 10-Q any material risks to revenue or income from continuing operations as a result of events, trends, uncertainties, or changes in the economic environment. With respect to off-balance sheet arrangements in particular, the Company is required to disclose any items that are "reasonably likely to have a current or future effect on the [Company's] financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors." Item 303(a)(4) of Regulation S-K. To the extent necessary to an understanding of the foregoing, the Company also must disclose:

i. The nature and business purpose . . . of such off-balance sheet arrangements;

ii. The importance . . . of such off-balance sheet arrangements in respect of its liquidity, capital resources, market risk support, credit risk support or other benefits;

iii. The amounts of revenues, expenses and cash flows . . . [and] any other obligations or liabilities (including contingent obligations or liabilities) . . . arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise; and

iv. Any known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination, or material reduction in availability to [the Company], of its off-balance sheet arrangements that provide material benefits to it, and the course of action that [the Company] has taken or proposes to take in response to any such circumstances.

Id.

The Company's disclosures provided pursuant to these requirements substantially implement the Proposal. Specifically, in its Form 10-K for the fiscal year ended December 31, 2006, the Company discusses its off-balance sheet obligations and risk management procedures in Item 1 under the heading "Supervision and regulation – Capital requirements," in Item 1A regarding risk factors and in Item 7 under the headings "Off-Balance Sheet Arrangements and Contractual Cash Obligations" and "Risk Management." See MD&A commencing at page 61 for a discussion of Risk Management, including discussion of credit risk management and liquidity risk management, and at pages 59 and 60 for a discussion of Off-Balance Sheet Arrangements and Contractual Cash Obligations; see also notes to consolidated financial statements at Notes 1, 14 and 15. *See* http://www.sec.gov/Archives/edgar/data/19617/000095012307003015/y30834e10vk.htm. In addition, the Company updates these disclosures throughout the year in its Quarterly Reports on Form 10-Q. These periodic reports are available on the Company's website.

Moreover, the SEC staff recently provided additional guidance on the application of MD&A to companies with structured investment vehicles, conduits or collateralized debt obligations. *See* Sample Letter Sent to Public Companies That Have Identified Investments in Structured Investment Vehicles, Conduits or Collateralized Debt Obligations (Off-balance Sheet Entities), *available at* http://www.sec.gov/divisions/corpfin/guidance/cfoffbalanceltr1207.htm. Future disclosures by the Company will be subject to this guidance.

The Staff frequently has concurred that companies have substantially implemented a shareholder proposal when they have provided the requested disclosure pursuant to governmental or other requirements, such as Commission filings. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company disclose its "relationships with its executive compensation consultants or firms." Although Wal-Mart had not disclosed such relationships at the time no-action relief was granted, recently adopted Item 407(e) of Regulation S-K would require such disclosure in the future. *See also Honeywell*

International Inc. (avail. Feb. 21, 2007) (concurring that the company had substantially implemented a shareholder proposal requesting disclosure of the material terms of certain related party relationships since disclosure was required under Item 404 of Regulation S-K); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal for the adoption of a stock option expensing policy was substantially implemented by adoption of Financial Accounting Standards Board's Statement 123(R), requiring the expensing of stock options); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring with the exclusion of a shareholder proposal as substantially implemented where the proposal requested disclosure of environmental fines and such disclosure was required by Item 103 of Regulation S-K).

The Proposal's essential objective is the disclosure of information concerning the Company's off-balance sheet exposures and the management of risk. As described above, the Company substantially implements the Proposal through its extensive risk disclosure on Forms 10-K and 10-Q, in compliance with SEC disclosure requirements. Accordingly, the Company's existing disclosure policies, in compliance with Items 303 and 503(c) of Regulation S-K, address the Proposal's essential objective, and, therefore, the Proposal is excludable under Rule 14a-8(i)(10) as having been substantially implemented. *See Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal on the hiring of illegal aliens was substantially implemented by the company's compliance with federal law addressing the matter).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague, Elizabeth A. Ising, at (202) 955-8287, or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate

100365365_7.DOC

EXHIBIT A

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 13, 2007

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 20 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 14,558 shares in J.P. Morgan Chase & Co. Verification of our ownership of this stock is enclosed, and we intend to hold shares at least until the annual meeting.

Since we are a congregation with a presence in more that 60 countries, we are deeply concerned about the long-term impact of financial crisis and turmoil on the financial system and the collateral impacts on the lives of people in developing countries. Over the years, we have repeatedly expressed our concerns to representatives of our company about the size of some of the settlements that have been paid out to address errors, and we are profoundly distressed by the failure of the company to correctly evaluate the risks and credit-worthiness of some of the new and innovative instruments that have been introduced.

It is with this in mind that we are submitting the attached resolution for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic - type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

Whereas according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";,

Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment.";

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]";

Whereas JPMorgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets;

Whereas JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions;

Whereas JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter;

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O.Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

November 2, 2007

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 14,558 shares of JPMorgan Chase & Company and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 20, 2007

Father Seamus P. Finn, OMI
Director
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Dear Father Finn:

This will acknowledge receipt of your letter dated November 13, 2007, addressed to James Dimon, CEO, whereby you advised JPMorgan Chase of the intention of the Missionary Oblates of Mary Immaculate to submit a proposal to be voted upon at our 2008 Annual Meeting. The proposal requests the JPMorgan Chase Board of Directors "... disclose on its website...quarterly collateral and other credit risk management policies for its off balance sheet exposures...".

We also acknowledge receipt of the letter dated November 2, 2007 from M&T Investment Group, verifying that the Missionary Oblates of Mary Immaculate are the beneficial owners of 14,558 shares of JPMorgan Chase common stock in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Tony Horan

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425630:v1

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 2 8 2007

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 26, 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017-2070

Dear Mr. Dimon:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in J. P. Morgan Chase for many years. As faith-based investors we are truly concerned about the absence of reliable information on complex off-balance sheet instruments and the long-term impact of financial crisis and turmoil on a seriously stressed market. We believe that it is of utmost importance that you fully examine the company's strategic plan as it affects risks and credit worthiness in our global community. We ask that you give serious consideration to disclosure of off balance sheet liabilities and exposure.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the The Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Seamus Finn, OMI, Director Justice Peace and Integrity of Creation Office. His phone number is 202-269-6715.

As verification that we are beneficial owners of common stock in J.P. Morgan Chase, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Seamus Finn, OMI
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic - type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

Whereas according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";,

Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment.";

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]";

Whereas JPMorgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets;

Whereas JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions;

Whereas JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter;

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

October 26, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of JP Morgan Chase & Co. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Second Vice President

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 28, 2007

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora:

This will acknowledge receipt of your letter dated November 26, 2007, addressed to James Dimon, CEO, whereby you advised JPMorgan Chase of the intention of The Sisters of St. Francis of Philadelphia to submit a proposal to be voted upon at our 2008 Annual Meeting. The proposal requests the JPMorgan Chase Board of Directors "... disclose on its website...quarterly collateral and other credit risk management policies for its off balance sheet exposures...".

We also acknowledge receipt of the letter dated October 26, 2007, from Northern Trust, verifying that The Sisters of St. Francis of Philadelphia are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Horan

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425722:v1

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 19 2007

November 15, 2007

James Dimon, CEO
J.P. Morgan Chase & Company
270 Park Avenue
New York, NY 10017-2070

Re: **Shareholder Proposal for 2008 Annual Meeting**

Dear Mr. Dimon:

As Director of Corporate Social Responsibility for The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal **Disclosure of Off Balance Sheet Liabilities and Exposure** in coordination with The Missionary Oblates of Mary Immaculate represented by Séamus P. Finn, OMI who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston, Texas, is the beneficial owner of 100 shares of J.P. Morgan Chase & Company stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2008 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

JC

cc: Séamus P.Finn, OMI
Missionary Oblates of Mary Immaculate
391 Michigan Ave., NE
Washington, District of Columbia 20017

Disclosure of off balance sheet liabilities and exposure 8

Whereas the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic - type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not; 56

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis; 39

Whereas according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";, 19

Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank); 42

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment."; 41

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets; 35

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]"; 43

Whereas JPMorgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets; 56

Whereas JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions; 40

Whereas JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter; 38

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 1 9 2007

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 15, 2007

Mr. James Dimon
J.P. Morgan Chase & Company
270 Park Avenue
New York, NY 10017
Tel# 212-270-6000

Mr. Dimon:

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of J.P. Morgan Chase & Co. stock. We, Citibank N.A. as Custodian for the Congregation of the Sisters of Charity of the Incarnate Word verify that the Congregation of the Sisters of Charity of the Incarnate Word has been a continuous owner of J.P. Morgan Chase & Co. stock with market value of at least $2,000.00 for a period of at least one year. The Congregation will retain shares with market value of at least $2,000.00 through the annual meeting.

Sincerely,

MAREK WIDELSKI
Vice President
Master Trust & Custody
111 Wall Street / 14th Fl/ 14
(212) 657-3122

Marek Widelski
Vice President
Citibank N.A Custodian for Congregation of the Sisters of Charity of the Incarnate Word

Cc: Sister Lillian Anne Healy

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 20, 2007

Sister Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Dear Sister Lillian:

This will acknowledge receipt of your letter dated November 15, 2007, addressed to James Dimon, CEO, whereby you advised JPMorgan Chase of the intention of the Congregation of the Sisters of Charity of the Incarnate Word to submit a proposal to be voted upon at our 2008 Annual Meeting. The proposal requests the JPMorgan Chase Board of Directors "... disclose on its website...quarterly collateral and other credit risk management policies for its off balance sheet exposures...".

We also acknowledge receipt of the letter dated November 15, 2007 from Citibank, verifying that the Sisters of Charity of the Incarnate Word are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Horan

425629:v1

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

DOMINICAN SISTERS
775 WEST DRAHNER ROAD
OXFORD, MICHIGAN 48371-4866
PHONE: AREA CODE 248-628-2872

DOMINICAN MOTHERHOUSE

November 25, 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

The Dominican Sisters of Oxford, MI are the beneficial owner of over $2000 worth of shares of J.P. Morgan Chase & Co. common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Missionary Oblates of Mary Immaculate. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Missionary Oblates of Mary Immaculate in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Seamus Finn, OMI, representing the Missionary Oblates of Mary Immaculate, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Gene Poore, OP

Sister Gene Poore, OP
Dominican Sisters of Oxford, MI

Cc: Seamus Finn, OMI
Julie Wokaty, ICCR

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic -type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

Whereas according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";,

Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment.";

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]";

Whereas JPMorgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets;

Whereas JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions;

Whereas JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter;

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

Thomas J. Jacobs, CFP®
Director-Wealth Management
Senior Investment Management Consultant

40701 Woodward Avenue, Suite 200
Bloomfield Hills, MI 48304

T 248-723-1813
Toll Free 800-334-8866
thomas.j.jacobs@smithbarney.com
F 248-723-1850

citi smith barney

October 17, 2007

Sister Gene Poore
Dominican Sisters of St. Joseph's Convent
775 W. Drahner Road
Oxford, MI 48371

Dear Sister Gene,

This letter is to confirm that the Dominican Sisters of St. Joseph's Convent of Oxford Michigan has owned J. P. Morgan Chase & Co. since June 3, 2004 the value of the position exceeds $2000.00.

The Dominican Sisters of St. Joseph's Convent of Oxford Michigan plan on continuing to own the position through the next annual meeting.

Best personal regards,

Thomas J. Jacobs, CFP
Director – Wealth Management
Senior Investment Management Consultant

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 20, 2007

Sister Gene Poole, OP
Dominican Sisters of Oxford, MI
775 West Drahner Road
Oxford, Michigan 48371-4866

Dear Sister Gene:

This will acknowledge receipt of your letter dated November 25, 2007, addressed to James Dimon, CEO, whereby you advised JPMorgan Chase of the intention of the Dominican Sisters of Oxford, MI to submit a proposal to be voted upon at our 2008 Annual Meeting. The proposal requests the JPMorgan Chase Board of Directors "... disclose on its website...quarterly collateral and other credit risk management policies for its off balance sheet exposures...".

We also acknowledge receipt of the letter dated October 17, 2007, from Citi Smith Barney, verifying that the Dominican Sisters of Oxford, MI are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

[signature]

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425632:v1

THE SISTERS OF CHARITY OF SAINT ELIZABETH

November 14, 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's transparency with respect to this concern. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to provide a Report to shareholders about policies that are in place for its off balance sheet exposures as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 200 shares of stock. Under separate cover; you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Oblates of Mary Immaculate, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

saires@scnj.org

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many complex off - balance sheet instruments that are held in the portfolios of large financial institutions increases panic - type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

Whereas according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";

Whereas "history shows that panicky conditions end when information improves. Markets would stabilize when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in stressed environment.";

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: "The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's. [Structured Investment Vehicles]";

Whereas J.P. Morgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets;

Whereas JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions;

Whereas JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter;

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

- Structured Investment Vehicles
- Structured securities
- Conduits

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 26, 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017-2070

Dear Mr. Dimon,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of JP Morgan Chase.. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership will follow.

For many years, we with other shareholders have addressed the company regarding the various ways the volatility of the international financial system can negatively impact vulnerable communities throughout the world. We believe greater disclosure and transparency is needed to reduce this volatility.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Seamus Finn representing the Missionary Oblates of Mary Immaculate (202-483-0444). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

Disclosure Balance Sheet Liabilities
2008 – J.P. Morgan Chase & Co.

WHEREAS the absence of reliable information about the many complex off -balance sheet instruments that are held in the portfolios of large financial institutions increases panic -type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

WHEREAS according to David Dodge, Governor of the Bank of Canada, "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

WHEREAS according the Financial Times "the toll of big bank losses from the [current] credit squeeze topped $180 billion";

WHEREAS "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank);

WHEREAS the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment.";

WHEREAS the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets;

WHEREAS even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's.[Structured Investment Vehicles]";

WHEREAS JPMorgan Chase & Co. (JPM) joined with other financial institutions to create a Master Liquidity Enhancement Conduit that would pool $80 billion to $100 billion to acquire the assets of Structured Investment Vehicles to head off pressure for SIV investors to dump assets such as mortgage-backed securities at sharply reduced prices and further roil world credit markets;

WHEREAS JPM in its 3rd quarter financial results showed markdowns of $1.3 billion (net of fees) on leveraged lending funded and unfunded commitments and markdowns of $339 million (net of hedges) on collateralized debt obligation (CDO) warehouses and unsold positions;

WHEREAS JPM also said it now expects quarterly losses of up to $270 million on home equity loans over the next several quarters after it earlier estimated those losses to be $150 million to $160 million per quarter;

THEREFORE, BE IT RESOLVED that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policies for its off balance sheet exposures as well as dollar exposure in the following areas:

* Structured Investment Vehicles
* Structured securities
* Conduits

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 28, 2007

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 30 2007

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017-2070

Dear Mr. Dimon,

As per my letter of November 26, 2007, enclosed please find a letter verifying that the Maryknoll Sisters of St. Dominic are the beneficial owners of 100 shares of J.P. Morgan Chase & Co. These shares have been held continuously for at least twelve months, and it will continue to be held through the next meeting of the company.

This letter is to accompany my November 26, 2007 letter and the shareholder proposal, "Disclosure Balance Sheet Liabilities."

Thank you.

Sincerely,

Catherine Rowan

Catherine Rowan, Corporate Responsibility Coordinator

Dodd Newton Koeckert
First Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
800-234-6381

Merrill Lynch

November 28, 2007

To Whom it May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc are the beneficial owners of 100 shares of JP Morgan Chase & Co. These shares have been held continuously for 12 months and will continue to be held at least through the next annual meeting.

Sincerely,

Dodd N. Koeckert

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 28, 2007

Sister Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
PO Box 311
Maryknoll, New York 10545-0311

Dear Sister Catherine:

This will acknowledge receipt of your letter dated November 26, 2007, addressed to James Dimon, CEO, whereby you advised JPMorgan Chase of the intention of the Maryknoll Sisters to submit a proposal to be voted upon at our 2008 Annual Meeting. The proposal requests the JPMorgan Chase Board of Directors "... disclose on its website...quarterly collateral and other credit risk management policies for its off balance sheet exposures...".

Sincerely,

Horan

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

February 22, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Missionary Oblates of Mary Immaculate et al. Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 11, 2008 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that our client, JPMorgan Chase & Co. (the "Company"), could exclude from the proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from Missionary Oblates of Mary Immaculate and various co-filers (the "Proponents").

Enclosed is a letter from Séamus P. Finn, the Proponents' representative, to the Company dated February 15, 2008, stating that the Proponents voluntarily withdraw the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman /OAI

Amy L. Goodman

Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate

EXHIBIT A

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

February 15, 2008

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

I write to withdraw the resolution on Disclosure of off balance sheet liabilities and exposure that was filed in my letter to you of November 13, 2007. I also withdraw it on behalf of our co-filers:

Sr. Lillian Anne Healy, CCVI, Congregation of the Sisters of Charity of the Incarnate Word, Houston
Sr. Linda Hayes OP, Dominican Sisters of Oxford
Cathy Rowan, Maryknoll Sisters
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth
Nora Nash, Sisters of St. Francis of Philadelphia

We continue to watch closely the ongoing turmoil precipitated by the subprime meltdown and its collateral impacts on credit and on the markets, and we would welcome the opportunity to have another conversation with Ken Phelan after the next JPMorgan Chase quarterly release in mid-April.

Our shareholder group would also welcome the opportunity before the fall of the year to have a meeting with you or one of your top lieutenants in order to do a briefing on our views about the role and responsibility of our company and the financial sector in general in addressing poverty alleviation as well as human and sustainable development.

We have engaged J.P. Morgan Chase over the years on a variety of issues and none are more pivotal than the devastating impact that foreign debt has had on the poorest people in the world. Two pieces of legislation are presently filed with bipartisan support in the US Congress that would go a long way to alleviate the debt burden of some of the poorest countries. They are S 2166 and HR 2634, more commonly referred to as the "The Jubilee Act", and they deserve the support of our corporation along with the Haitian Resolution HR 241.

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Support for these legislative efforts from a company like ours would have a large impact; would be the right thing to do and would elevate our profile as good corporate citizens.

With gratitude for your consideration of these matters

Sincerely,

Séamus P. Finn OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

CC: Mr. Anthony Horan, Corporate Secretary, J.P. Morgan Chase & Co.
Mr. David Lynn, Chief Counsel, US Securities and Exchange Commission
Co-filers:
Sr. Lillian Anne Healy, CCVI, Congregation of the Sisters of Charity of the Incarnate Word, Houston
Sr. Linda Hayes OP, Dominican Sisters of Oxford
Cathy Rowan, Maryknoll Sisters
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth
Nora Nash, Sisters of St. Francis of Philadelphia

END